

September 15, 2010

Kenneth T. Joyce
President and Chief Executive Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, Arizona 85286

> **Re: Amkor Technology, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-29472**

Dear Mr. Joyce:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief